Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

Notice of a Repurchase Offer
(Exchange of CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022)

Offer by

Santhera Pharmaceuticals Holding AG, Pratteln, Switzerland (the Company)
(address: Hohenrainstrasse 24, CH-4133 Pratteln)

to holders (the Bondholders, each a Bondholder) of the CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022 issued by the Company and listed on the SIX Swiss Exchange AG (the SIX Swiss Exchange) (ISIN CH0353955195; each such bond with a principal amount of CHF 5,000, a 2017/22 Bond), convertible into registered shares of the Company with a par value of CHF 1.00 each (ISIN CH0027148649; any such share, a Share), to tender all 2017/22 Bonds in circulation, for a fixed consideration per 2017/22 Bond comprising:

(i) 26 (twenty-six) Shares (each a Consideration Share, and all such Shares, the Consideration Shares) and

(ii) 1 (one) Senior Unsecured Convertible Bond due 2024 with a principal amount of CHF 3,375, to be issued by the Company on the terms described below (each such bond, a 2021/24 Bond, and all of them, with an aggregate principal amount of up to CHF 40,500,000, the 2021/24 Bonds), subject to the Offer restrictions and on the terms and conditions set forth herein (the Offer).

This Offer does not relate to any Shares of the Company, but only to the 2017/22 Bonds.

The Cooling-off Period (as defined below) will start on March 26, 2021, and is expected to end on April 1, 2021. The Offer Period (as defined below) is expected to start on April 6, 2021, and end at 5:00 p.m. (Swiss time) on April 19, 2021. If the Offer is declared successful after the expiry of the Offer Period, the Additional Acceptance Period (as defined below) is expected to start on April 21, 2021, and end at 5:00 p.m. (Swiss time) on April 27, 2021.

Exchange Offer to Holders of CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022

Issued by Santhera Pharmaceuticals Holding AG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

Important notices

This notice of a repurchase offer (the Notice) contains important information that the Bondholders are requested to read carefully before making any decision with respect to the Offer. This Notice contains the terms and conditions of the Offer.

The publication and distribution of this Notice and the Offer are subject to the restrictions set forth on page 11 et seq. of this Notice.

Investing in the securities to which this Offer relates as well as accepting or not accepting this Offer involves risks. For a discussion of certain factors that should be considered in connection with an investment in such securities please refer to the 2021/24 Bond Prospectus (as defined below), which is available to eligible recipients free of charge at https://www.santhera.com/investors-and-media/investor-toolbox/bond-exchange-offering, in particular its section "Risk Factors". For information on the plans of the Company with respect to the 2017/22 Bonds and the 2021/24 Bonds please refer to section "Further intentions of the Company" below.

This Notice contains statements that are, or may be deemed to be, forward-looking statements. For a discussion of the risks and uncertainties associated with forward-looking statements please refer to the 2021/24 Bond Prospectus, in particular its section "Forward-Looking Statements".

This Notice has been prepared by the Company for the use of the Bondholders. In accordance with normal practice, the Tender Agent expresses no opinion on the merits of the Offer, nor does it accept any responsibility for the accuracy or completeness of this Notice.

This document does not constitute investment, tax or legal advice in any country and/or under any applicable jurisdiction. Bondholders are advised to contact their own advisers as to the legal, tax, business, financial and related aspects of the Offer.

Date of publication of this Notice: March 25, 2021.

Background and rationale

The Company is a Swiss specialty pharmaceutical company focused on the development and commercialization of innovative medicines for rare neuromuscular and pulmonary diseases with high unmet medical need. The Company has an exclusive license for all indications worldwide to vamorolone, a first-in-class dissociative steroid with novel mode of action, currently investigated in a pivotal clinical trial (the VISION-DMD Trial) in patients with Duchenne muscular dystrophy (DMD) as an alternative to standard corticosteroids.

Following the termination of the Company's development program regarding Puldysa® announced in October 2020, the Company has implemented an organizational restructuring to reduce costs and to focus on vamorolone.

As part of the Company's initiatives to strengthen its capital structure, the Company called a meeting of the holders of the 2017/22 Bonds (the Bondholders' Meeting) in accordance with articles 1164 et seq. of the Swiss Code of Obligations (CO) and proposed to amend the terms of the 2017/22 Bonds in a way as corresponds economically to the Offer Consideration (as defined below). At the Bondholders' Meeting on March 8, 2021, Bondholders holding an aggregate of 58% of the aggregate principal amount of all 2017/22 Bonds supported the Company's proposal, which, therefore, failed to achieve the requisite majority of two-thirds of the aggregate principal amount of all 2017/22 Bonds in circulation. However, the Company may obtain additional written and certified consents to its proposal within two months after the date of the Bondholders' Meeting, i.e., by May 8, 2021, to achieve the two-thirds majority that is necessary for a binding resolution of the bondholders (article 1172(2) CO). The resolution of the Bondholders' Meeting will in any case be subject to approval by the competent court. If the Company obtains the necessary number of additional consents within the two-month timeframe and if the competent courts approve the resolution of the Bondholders' Meeting, this Offer will not be completed.

On March 18, 2021, the Company's shareholders, at an extraordinary general meeting (the EGM), approved the authorization and issuance of the Shares required to implement this Offer or the resolution of the Bondholders' Meeting.

2/13

Exchange Offer to Holders of CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022

Issued by Santhera Pharmaceuticals Holding AG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

As at February 28, 2021, the Company had cash and cash equivalents of CHF 8.4 million (unaudited). The Company currently projects net cash outflows of approximately CHF 2.2 to 3.2 million per month over the coming months. The Company believes that a restructuring of the 2017/22 Bonds is needed to enable it to raise additional financing, if the pivotal VISION-DMD readout expected for the second quarter of 2021 is positive. Such restructuring is therefore also crucial to preserve the Company as a going concern until after such subsequent financing.

Therefore, the Company launches this Offer, in parallel to its efforts to obtain additional consents to its proposals to the Bondholders' Meeting. By way of this Offer, the Company aims to enable those holders of the 2017/22 Bonds who so wish to exchange their 2017/22 Bonds on economically the same terms, mutatis mutandis, as had been proposed to the Bondholders' Meeting.

Offer and Offer Consideration

The Company as the offeror with respect to this Offer invites the Bondholders to tender their 2017/22 Bonds, including accrued interest and any other rights attached to the 2017/22 Bonds, for purchase, subject to the terms and conditions set out in this Notice.

For each 2017/22 Bond validly tendered (each a Tendered Bond), the respective Bondholder will receive from the Company on the Settlement Date (as defined below) a fixed consideration comprising (i) 26 (twenty-six) Consideration Shares and (ii) 1 (one) 2021/24 Bond ((i) and (ii) together, the Offer Consideration).

Securities to which the Offer relates

CHF 60,000,000 5.00% senior unsecured convertible bonds due February 17, 2022

ISIN: CH0353955195, Swiss security no. 35395519, ticker symbol SAN17

Number of bonds outstanding: 12,000

Outstanding principal amount: CHF 60,000,000.

Consideration Shares

The Company plans to source the Consideration Shares to be delivered as part of the Offer Consideration from an ordinary capital increase, at the exclusion of existing shareholders' subscription rights, as resolved by the EGM. Such Consideration Shares will be entitled to dividends as from the date of their issuance, will be fungible and rank pari passu with all existing Shares, and will be subject to the restrictions on transferability in accordance with article 5 of the Company's articles of incorporation (the Articles). The Company expects to issue such Consideration Shares to a subsidiary, and to immediately repurchase such Consideration Shares, all at their par value, before the Settlement. In lieu of the foregoing, the Company reserves the right to deliver pre-existing treasury shares as Consideration Shares. For more information on the rights attached to the Consideration Shares please refer to section "Additional Information on the Shares" below.

The aggregate number of Consideration Shares depends on the amount of Tendered Bonds and will be announced on the Results Announcement Date (as defined below).

2021/24 Bonds

The rights attached to the 2021/24 Bonds are defined in the terms of the 2021/24 Bonds, which are set forth in the preliminary offering and listing prospectus in relation to the 2021/24 Bonds (the 2021/24 Bond Prospectus). The 2021/24 Bond Prospectus is published by the Company concurrently with this Notice and available to eligible recipients free of charge at https://www.santhera.com/investors-and-media/investor-toolbox/bond-exchange-offering. The terms of the 2021/24 Bonds are broadly similar to the terms of the 2017/22 Bonds as at the date of this Notice, with the following key exceptions (the following list is a summary of such key changes only and is qualified in its entirety by the terms of the 2021/24 Bonds set forth in the 2021/24 Bond Prospectus):

(1)   The conversion price is 115% of the lower of
(i) the closing price of one Share on the SIX Swiss Exchange on February 15, 2021 (being CHF 4.80), and
(ii) the average of the daily volume-weighted average price (VWAP) of one Share during the five consecutive trading days on the SIX Swiss Exchange (Trading Days) immediately preceding the settlement of the Offer, but not lower than CHF 2.50, with a corresponding amendment of the formula applicable in a change of control (2017/22 Bonds: CHF 64.80).

3/13

Exchange Offer to Holders of CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022

Issued by Santhera Pharmaceuticals Holding AG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

(2)   The maturity date is August 17, 2024.

(3)   The interest rate is 7.50% per annum (2017/22 Bonds: 5.00%).

(4)   The Company has the possibility to pay interest in Shares, in which case a 10% discount to the then-prevailing market price of the Shares is applied.

(5)   Interest make-whole: if a Bondholder converts a 2021/24 Bond, the Company will pay the interest for the three years following the conversion date (or up to the maturity date, if shorter) in addition to the accrued interest up to the conversion date. The possibility of the Company to pay interest in Shares also applies to the interest make-whole.

(6)   The threshold for the Company's right to redeem the 2021/24 Bonds early is 150% of the conversion price (2017/22 Bonds: 160%).

(7)   The Bondholders' rights under the events of default are increased.

The 2021/24 Bonds will be issued as uncertificated securities (Wertrechte) in accordance with article 973c CO and registered as intermediated securities (Bucheffekten) in the main register (Hauptregister) with SIX SIS AG (SIX SIS). Neither the holders of the 2021/24 Bonds nor any other parties will have the right to request printing and physical delivery of individually certificated 2021/24 Bonds.

The Company will apply for a listing of the 2021/24 Bonds on the SIX Swiss Exchange.

The aggregate principal amount outstanding under the 2021/24 Bonds upon their issuance depends on the amount of Tendered Bonds and will be announced on the Results Announcement Date (as defined below).

No market price of the 2021/24 Bonds exists, as the Bonds have not yet been issued.

The Shares potentially to be delivered under the 2021/24 Bonds will be Shares issued from the conditional capital or authorized capital, in an ordinary capital increase, or existing Shares of the Company, in each case with the same entitlements as the other outstanding Shares, except that (i) the Shares so delivered will not be entitled to any dividend or other distribution declared, paid or made by reference to a record date prior to the relevant conversion date and (ii) the voting rights may not be exercised unless the recipient of the Shares is registered with voting rights in the Company's share register.

For a discussion of certain risk factors in connection with the 2021/24 Bonds please refer to the 2021/24 Bond Prospectus, in particular its section "Risk Factors".

Accrued Interest	In respect to the 2017/22 Bonds that are exchanged the interest accrued since the last interest payment date of February 17, 2021 will not be paid. Instead the first interest payment on the 2021/24 Bonds on August 17, 2021 shall be for 180 days, as if the 2021/24 Bonds had been issued on, and the interest thereon had accrued since, February 17, 2021.
Offer Conditions

The Offer is subject to the conditions set forth below (each an Offer Condition):

(a)     Minimum Acceptance Rate: By the end of the (possibly extended) Offer Period, the Company shall have received valid and irrevocable acceptances for 2017/22 Bonds with an aggregate principal amount of at least CHF 30,000,000.

(b)     Registration in Commercial Register: The issuance of the Consideration Shares and the corresponding amendments to the Articles as well as the amendments to the Articles relating to the increases of the authorized capital (art. 3a of the Articles) and to the increases of the conditional capital for financings, mergers and acquisitions (art. 3c of the Articles) shall have been registered in the commercial register.

4/13

Exchange Offer to Holders of CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022

Issued by Santhera Pharmaceuticals Holding AG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

(c)     Listing: SIX Exchange Regulation AG shall have approved the listing and admission to trading of the Consideration Shares and of the 2021/24 Bonds.

(d)     No Bondholders' Resolution: The resolution of the Bondholders' Meeting to amend the terms of the 2017/22 Bonds as proposed to it by the Company has not been validly taken and is no longer capable of being validly taken pursuant to article 1172(2) CO or has not been approved by the competent courts.

(e)     No Injunction or Prohibition: No judgment, award, decision, order or other authoritative measure shall have been issued temporarily or permanently, in full or in part, preventing, prohibiting or declaring illegal the Offer, its acceptance, or the Settlement (including the delivery of the Consideration Shares and the issuance of the 2021/24 Bonds).

The Company reserves the right to waive, in whole or in part, one or more of the conditions set out in this Notice. Offer Condition (a) shall be in force and effect until the end of the Offer Period. Offer Conditions (b), (c), (d) and (e) shall be in force and effect until the Settlement.

If any of the Offer Conditions (b), (c), (d) or (e) has not been satisfied or waived by the anticipated Settlement Date, the Company shall be entitled to declare the Offer unsuccessful or to postpone the Settlement for a period of up to four months after the expiration of the Additional Acceptance Period (the Postponement). During the Postponement, the Offer shall continue to be subject to the Offer Conditions (b), (c), (d) and (e) as long as, and to the extent, such Offer Conditions have not been satisfied or waived. The Company will declare the Offer unsuccessful if such Offer Conditions have not been satisfied or waived during the Postponement.

Cooling-off Period	The cooling-off period commences on March 26, 2021 and is expected to expire on April 1, 2021 (the Cooling-off Period). The Offer may only be accepted after the expiration of the Cooling-off Period.
Offer Period

The offer period of the Offer (the Offer Period) is expected to commence on April 6, 2021 and to end at 5:00 p.m. (Swiss time) on April 19, 2021. 2017/22 Bonds may be tendered at any time during the (possibly extended) Offer Period.

The Company reserves the right to extend the Offer Period once or several times to a maximum of forty (40) Trading Days. If the Cooling-off Period or the Offer Period is extended, the Settlement will be deferred accordingly.

Interim results	The Company expects to publish interim results on the aggregate principal amount of Tendered Bonds, as validly tendered by the end of the (possibly extended) Offer Period, on April 20, 2021.
Additional Acceptance Period	If the Offer is declared successful after the expiry of the (possibly extended) Offer Period, there will be an additional acceptance period of five (5) Trading Days for the subsequent acceptance of the Offer (the Additional Acceptance Period). If the Cooling-off Period and the Offer Period are not extended, the Additional Acceptance Period is expected to commence on April 21, 2021 and to end at 5:00 p.m. (Swiss time) on April 27, 2021.
Results Announcement Date	The Company expects to publish the end results of the Offer, including the aggregate principal amount of Tendered Bonds, as validly tendered by the end of the Additional Acceptance Period, and the number of Consideration Shares and the aggregate principal amount of the 2021/24 Bond, on April 28, 2021.
Expected Settlement Date	May 4, 2021 (if not deferred). Assuming a settlement date of May 4, 2021, the first trading day of the 2021/24 Convertible Bonds is expected to be May 7, 2021.
Additional information on the Shares	As of the date of this Notice, the Company's issued share capital is CHF 21,689,136, corresponding to 21,689,136 Shares (whereof 21,510,404 are registered in the commercial register).

5/13

Exchange Offer to Holders of CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022

Issued by Santhera Pharmaceuticals Holding AG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

Shares: The Shares are fully paid-up registered shares with a par value of currently CHF 1.00 each. By decision of the shareholders' meeting, registered shares may be converted into bearer shares and vice versa. The Shares rank pari passu in all respects with each other, including in respect of entitlements to dividends, liquidation proceeds and pre-emptive rights. Only persons registered in the Company's share register (the Share Register) are recognized as shareholders by the Company.

Form of the Shares: The Shares are issued in the form of uncertificated securities (Wertrechte) within the meaning of article 973c CO and are maintained as intermediated securities (Bucheffekten) with SIX SIS. According to the Articles, the Company may issue its shares in the form of uncertificated securities, single certificates or global certificates. Subject to applicable law, the Company may convert its registered shares from one form into another form at its own cost at any time and without the approval of its shareholders. Shareholders do not have a right to request a conversion of the Shares issued in one form into another form. Each shareholder may, however, at any time request a written confirmation from the Company of the registered shares held by such shareholder, as reflected in the Share Register. Any such confirmation is not a negotiable instrument.

Transfer of Shares and transfer restrictions: So long as and to the extent that the Shares are intermediated securities, (i) any transfer of Shares is effected by a corresponding entry in the securities account with a bank or other custodian, (ii) no Shares can be transferred by way of assignment, (iii) a security interest in any Shares cannot be granted by way of assignment, and (iv) generally, the transfer of or perfection of security over Shares requires action by the custodian with whom the respective shareholder has a securities account.

The Company maintains the Share Register and enters the full name, address and nationality (in the case of legal entities, the company name and registered office) of the shareholders and usufructuaries therein. A person recorded in the Share Register must notify the share registrar of any changes of address. Until such notification occurs, all written communication from the Company to persons entered in the Share Register are deemed to have been validly made if sent to the relevant address recorded in the Share Register.

Any person who acquires Shares may submit a request to the Company to be entered into the Share Register as a shareholder with voting rights, provided such person expressly declares to the Company that it has acquired and holds such Shares in its own name and for its own account.

Any person who does not expressly state in its application to the Company that the relevant Shares were acquired for its own account (any such person, a Nominee) may be entered in the Share Register as a shareholder with voting rights with regard to up to 2% of the share capital recorded in the commercial register, provided that the Nominee has entered into an agreement with the Company regarding its position and information obligations. Beyond such registration limit, the Board may register a Nominee as shareholder with voting rights if such Nominee discloses the name, address and shareholdings of those persons for whose account it holds 2% or more of the share capital recorded in the commercial register. Legal persons and groups with joint legal status that are related to one another through capital ownership, voting rights, common control or by other means, as well as all natural and legal persons and groups with joint legal status who act in concert in the view of circumventing the transfer restrictions with regard to Nominees (including as a syndicate) are deemed to be one Nominee.

The Board may, after having heard the concerned registered shareholder or Nominee, cancel entries in the Share Register that were based on false or misleading information or, in the case of a Nominee, in the event of a breach of the agreement between the Company and the Nominee, with retroactive effect as of the date of entry. The respective person has to be notified of such cancelation immediately.

The Board has the authority to determine the details and to make the dispositions necessary for compliance with the transfer restrictions set forth in the Articles. In special cases, the Board may grant exceptions from the arrangements regarding nominees. Since January 1, 2018, the Board has granted no exceptions to these rules.

6/13

Exchange Offer to Holders of CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022

Issued by Santhera Pharmaceuticals Holding AG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

After publication or mailing (as applicable) of the invitation to a general meeting of shareholders until the day after such meeting, no registrations in the Share Register are made, unless the Board has designated a different cut-off date.

Voting rights: Each Share carries one vote at the general meeting of shareholders of the Company. Voting rights may be exercised only to the extent that a shareholder has been recorded in the Share Register as a shareholder with voting rights. Such recordal must have taken place up to a specific qualifying day (the Record Date) designated each time by the Board. To the extent that a shareholder is not registered in the Share Register as shareholder with voting rights, it is not entitled to participate in any general meeting and exercise any voting rights or related rights. However, such shareholders will be entitled to the economic benefits attached to such Shares, including dividends and preemptive rights (if any).

Dividends and other distributions: Each Share is entitled to dividends, other distributions and liquidation proceeds pro rata to its paid-in capital, which corresponds to the par value of a Share.

Preemptive rights and advance subscription rights: Under Swiss law, shareholders have certain preemptive rights (Bezugsrechte) to subscribe for new issues of shares and advance subscription rights (Vorwegzeichnungsrechte) to subscribe for convertible or warrant-bearing bonds or other financial instruments in proportion to the nominal amount of shares held. Such preemptive rights and advance subscription rights may be limited or excluded in certain circumstances. According to the Articles, the Board is authorized to limit or exclude preemptive rights and advance subscription rights in connection with share issues out of its authorized and conditional share capital.

Listing: The Shares (ISIN CH0027148649, Swiss security no. 2714864) are listed on the SIX Swiss Exchange in accordance with the International Reporting Standard (ticker symbol: SANN).

Reporting obligations: The reporting obligations regarding significant participations are governed by articles 120 et seq. of the Financial Market Infrastructures Act of June 19, 2015 (the FMIA) and its implementing ordinances.

Major shareholders: According to the most recent filings with the Disclosure Office of SIX Exchange Regulation AG, the following shareholders or groups of shareholders hold 3% or more of the Company’s voting rights, calculated on the basis of the 21,510,404 Shares recorded in the commercial register as of the date of this Notice:

Name, Place	Type of security	Number of securities / purchase or sale positions	% of voting rights

JPMorgan Chase & Co., New York, USA	Shares	757,321	3.521%

	Shares (Lending Transaction)	35,450	0.165%

	Warrants	857,143	3.985%

	Senior secured exchangeable notes	5,269,318	24.497%

7/13

Exchange Offer to Holders of CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022

Issued by Santhera Pharmaceuticals Holding AG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

	Conversion rights under 2017/22 Bonds	296,373	1.378%

	Equity SWAP	8,102	0.038%

Santhera Pharmaceuticals Holding AG, Hohenrainstrasse 24, Pratteln, Switzerland	Shares	119,810	0.56%
	Sale positions:
	- Call Options	257,148	1.20%
	- Conversion rights under 2017/22 Bond	925,920	4.30%
	- Share appreciation rights	2,517,569	0.00%
	- Equity-linked financing arrangement	2,400,000	11.16%

	- Senior secured exchangeable notes	5,270,096	24.50%

	- Non-interest bearing exchangeable note	2,549,020	11.85%

	- Warrants	857,143	3.98%

Idorsia Pharmaceuticals Ltd, Hegenheimermattweg 91, 4123 Allschwil, Switzerland	Shares	1,700,000	7.90%
	Exchangeable Note	3,125,000	14.53%

Fabrice Evangelista, Neuilly sur Seine, France	Registered Share	13,000	0.06%
	Equity-linked financing arrangement	2,400,000	11.16%
WDI Invest L.P., St. Helier, Jersey, Channel Islands	Registered share	759,371	3.53%

Mandatory tender offer: The obligation to make a mandatory tender offer in relation to the Shares is set forth in article 135 FMIA and its implementing ordinances.

8/13

Exchange Offer to Holders of CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022

Issued by Santhera Pharmaceuticals Holding AG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

Share price development: The following table sets forth, for the periods indicated, the high and low closing market prices of the Shares on the SIX Swiss Exchange as quoted by Bloomberg:

Period	High	Low
2018	41.15	5.80
2019	22.30	5.55
2020	12.58	2.55
January 4 to March 24, 2021	5.33	2.63
Liquidity of the Shares: During ten out of the twelve full calendar months that preceded the date of this Notice, the monthly median of the daily trading volume of on-exchange transactions on the SIX Swiss Exchange was between 29,290 and 225,817 Shares, or 0.30% to 1.33% of the free float, all as quoted by Bloomberg. The Consideration Shares are thus liquid within the meaning of Swiss takeover rules.

Additional information on the Company

Availability of financial statements: The Company's annual reports for the past three years and the Company's last half-year report can be accessed free of charge via http://www.santhera.com/investors-and-media/investor-toolbox/financial-reports.

Material changes: For a description of material changes to the assets, financial condition, results of operation and prospects of the Company since June 30, 2020, please refer to the 2021/24 Bond Prospectus.

Expected effect of a successful Offer: Beyond transaction costs, a successful Offer would not result in any cash outflow for the Company, as the Offer Consideration does not comprise a cash component. A successful Offer would, however, reduce the Company's liabilities, as the principal amount of the 2021/24 Bonds is 67.5% of the principal amount of the 2017/22 Bonds. The Company expects that a successful Offer would increase the likelihood that the Company is able to raise additional financing, if the pivotal VISION-DMD Trial readout expected for the second quarter of 2021 is positive, and would therefore also be crucial to preserve the Company as a going concern until after such subsequent financing.

Intentions to tender	Highbridge Tactical Credit Master Fund, L.P., the largest Bondholder holding, as of March 24, 2021, 2017/22 Bonds in the aggregate nominal amount of CHF 19,205,000, or 32% of all 2017/22 Bonds in circulation, has informed the Company that it will tender its 2017/2022 Bonds into the Offer. The intentions to tender of the other Bondholders are unknown to the Company.
Holding and purchases of 2017/22 Bonds by the Company

As of the Trading Day immediately preceding the date of this Notice, neither the Company nor its subsidiaries held any 2017/22 Bonds.

The Company will not acquire any 2017/22 Bonds outside the Offer against any consideration which is higher or of a different nature than the Offer Consideration until the end of the Additional Acceptance Period. For a description of the restructuring of the 2017/22 Bonds proposed to the Bondholders' Meeting please refer to section "Background and rationale" above.

Tender Agent	Basler Kantonalbank, Güterstrasse 127, Postfach, 4002 Basel, Switzerland
Tender procedure

Only persons shown in the records of SIX SIS as a holder of one or more 2017/22 Bonds (each a Direct Participant) may submit Tender Instructions (as defined below). Each Bondholder that is not a Direct Participant must arrange for the Direct Participant or any institution where it holds 2017/22 Bonds on a securities account to submit a Tender Instruction on its behalf to SIX SIS by the deadlines specified.

9/13

Exchange Offer to Holders of CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022

Issued by Santhera Pharmaceuticals Holding AG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

The tendering of 2017/22 Bonds into the Offer will be deemed to have occurred upon receipt by the Tender Agent via SIX SIS of a valid tender instruction submitted in accordance with the requirements of SIX SIS (a Tender Instruction). The receipt of a Tender Instruction by SIX SIS will be acknowledged in accordance with the standard practices of SIX SIS and will result in the blocking of the 2017/22 Bonds in the Direct Participant's account at SIX SIS so that no transfers may be effected in relation to such 2017/22 Bonds.

Direct Participants must take the appropriate steps through SIX SIS so that no transfers may be effected in relation to such blocked 2017/22 Bonds at any time after the date of submission of such Tender Instruction, in accordance with the requirements of SIX SIS and the deadlines required by SIX SIS.

Upon receipt by the Tender Agent, any Tender Instructions shall become irrevocable and Bondholders cannot dispose of the Tendered Bonds until (and including) the earlier of (i) the rejection of all or a part of their Tendered Bonds and (ii) one Trading Day after the date on which the Offer is declared unsuccessful.

Blocking of Tendered Bonds	Upon tendering of the 2017/22 Bonds into this Offer, Tendered Bonds will continue to be credited to the Bondholders' securities accounts and will be labeled "tendered" or similar. By tendering their 2017/22 Bonds, Bondholders agree not to dispose of the Tendered Bonds until (and including) the earlier of (i) the rejection of all or a part of their Tendered Bonds and (ii) one Trading Day after the date on which the Offer is declared unsuccessful.
Cancelation of Tendered Bonds	Upon completion of the Offer, the Tendered Bonds will be canceled.
Further intentions of the Company

2017/22 Bonds that are not validly tendered or not accepted pursuant to the Offer will remain outstanding. The Company may apply for a delisting of the 2017/22 Bonds from the SIX Swiss Exchange after completion of the Offer. The delisting procedure would follow the Listing Rules of the SIX Swiss Exchange of November 8, 2019, as amended, and its implementing rules.

Depending on the share price development, the Company may exercise its right to redeem the 2021/24 Bonds and potentially the 2017/22 Bonds early in accordance with their respective terms.

Costs and taxes	2017/22 Bonds held on securities accounts with banks in Switzerland may be tendered into the Offer free of costs and fiscal charges. Any Swiss transfer stamp duty as well as stock exchange fees, if applicable, imposed on the sale of 2017/22 Bonds within the Offer will be borne by the Company.
Taxation	The acceptance of the Offer does not result in Swiss withholding tax or other Swiss tax consequences. Any Swiss stamp duty, if applicable, will be borne by the Company.
Publications	The Bondholders will be informed through publications in accordance with the terms of the 2017/22 Bonds.
Transaction notices	Transaction notices will be published on the following website: https://www.santhera.com/investors-and-media/investor-toolbox/bond-exchange-offering
Governing law and jurisdiction	The Offer, and all rights and obligations arising under or in connection with the Offer, shall be governed by, and construed in accordance with, Swiss law. The exclusive place of jurisdiction for all disputes arising out of or in connection with the Offer shall be the city of Zurich.
Decision of the Takeover Board

On March 10, 2021, the Swiss Takeover Board (TOB) resolved in its decision 781/01 as follows:

1.     It is hereby declared that the proposed exchange offer of Santhera Pharmaceuticals Holding AG with respect to 100% of its 2017/22 Bond listed on the SIX Swiss Exchange AG in the aggregate principal amount of
CHF 60,000,000 and the terms and conditions of the exchange offer as described in the relevant buyback notice comply with TOB Circular No. 1, with the exception of the exemptions granted pursuant to Section 3 below.

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Exchange Offer to Holders of CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022

Issued by Santhera Pharmaceuticals Holding AG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

2.     It is hereby declared that:

a.     the publication of an offer prospectus by Santhera Pharmaceuticals Holding AG in addition to the buyback notice, which refers to the offering and listing prospectus in relation to the 2021/24 Bond, is not required;

b.     any acquisition of shares in Santhera Pharmaceuticals Holding AG by Santhera Pharmaceuticals Holding AG does not fall under clause 15 of TOB Circular No. 1 and does not have the legal consequences pursuant to clauses 19 and 27 – 30 of TOB Circular No. 1;

c.     the additional acceptance period of five trading days provided for by Santhera Pharmaceuticals Holding AG, commencing on the trading day following the announcement of the (interim) results, does not contradict TOB Circular No. 1; and

d.     for the rest, the planned exchange offer by Santhera Pharmaceuticals Holding AG is exempt from the application of the ordinary provisions on public tender offers.

3.     Santhera Pharmaceuticals Holding AG is granted the following exemptions from TOB Circular No. 1:

a.     Santhera Pharmaceuticals Holding AG is not required to extend its exchange offer to the shares of Santhera Pharmaceuticals Holding AG (exception to clause 9 of TOB Circular No. 1).

b.     The volume of Santhera Pharmaceuticals Holding AG's exchange offer may amount to 100% of the 2017/22 Bond (exception to clause 11 of TOB Circular No. 1).

c.     The volume of the exchange offer of Santhera Pharmaceuticals Holding AG may result in falling below minimum thresholds with respect to the 2017/22 Bond, which are listing requirements under the relevant rules of SIX Swiss Exchange Ltd (exception to clause 13 of TOB Circular No. 1).

d.     Santhera Pharmaceuticals Holding AG is entitled to make the exchange offer subject to the conditions set out in the buyback notice with the period of validity and possibilities to waive and extend them set out therein (exception to clause 16 of TOB Circular No. 1).

e.     Santhera Pharmaceuticals Holding AG is entitled to publish the exchange offer less than 20 trading days after submitting its request (exception to clause 36 sentence 3 of TOB Circular No. 1).

f.      Santhera Pharmaceuticals Holding AG is entitled to provide for a cooling-off period of five trading days for the exchange offer (exception to clause 38 of TOB Circular No. 1).

4.     The buyback notice of Santhera Pharmaceuticals Holding AG shall contain the dispositive of this decision and the notice within which period and under what conditions a shareholder may request party status and file an objection against this decision.

5.     The present decision shall be published on the website of the Takeover Board after its delivery to Santhera Pharmaceuticals Holding AG, coordinated with the publication of the buyback notice of Santhera Pharmaceuticals Holding AG.

6.     The fee payable by Santhera Pharmaceuticals Holding AG amounts to CHF 30,000. The advance payment by Santhera Pharmaceuticals Holding AG of CHF 20,000 will be offset against this fee.

Request for party status (art. 57 TOO)

Shareholders of the Company who have been holding at least 3% of the voting rights of the Company, whether exercisable or not (a Qualified Participation), since the date of this Notice (each a Qualified Shareholder), will be granted party status if they file a respective request with the TOB. The request of a Qualified Shareholder must be received by the TOB (Stockerstrasse 54, 8002 Zurich; fax: +41 44 283 17 40) within five (5) Trading Days from the date of publication of the decision of the TOB. The first Trading Day after the publication of the decision of the TOB on the TOB's website will be the first day of the filing period. Concurrently with the request, the applicant has to furnish proof of its Qualified Participation. The TOB may request proof of the Qualified Shareholder's continued Qualified Participation at any time. The party status of a Qualified Shareholder will be upheld in relation to any further decisions issued by the TOB in connection with the Offer, provided that the Qualified Shareholder continues to hold a Qualified Participation.

11/13

Exchange Offer to Holders of CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022

Issued by Santhera Pharmaceuticals Holding AG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

Objection (art. 58 TOO)	A Qualified Shareholder may file an objection against the TOB's decision in respect of the Offer. The objection must be filed with the TOB (Stockerstrasse 54, 8002 Zurich; fax: +41 44 283 17 40) within five (5) Trading Days from the date of publication of the decision of the TOB. The first Trading Day after the publication of the decision of the TOB on the TOB's website will be the first day of the filing period. The objection must contain a motion, summary reasons and proof of the Qualified Participation as from the date of this Notice.
Offer restrictions

The Offer is not being made and will not be made, directly or indirectly, in any country or jurisdiction in which the Offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require the Company or any of its subsidiaries to change or amend the terms or conditions of the Offer in any material way, to make an additional filing with any governmental, regulatory or other authority or take additional action in relation to the Offer. It is not intended to extend the Offer to any such country or jurisdiction. Any such document relating to the Offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction, and must not be used for the purpose of soliciting the purchase of securities of the Company by any person or entity resident or incorporated in any such country or jurisdiction.

United States

The Offer is being made in the United States in reliance on, and compliance with, Section 14(e) of the US Securities Exchange Act of 1934 and Regulation 14E thereunder.

The Company, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, 2017/22 Bonds outside the Offer during the period in which the Offer remains open for acceptance. If such purchases or arrangements to purchase are made they will be made outside the United States and will comply with applicable law, including the Exchange Act.

The Company as the offeror is a Swiss company. Information distributed in connection with the Offer is subject to Swiss disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Swiss accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Offer, since the Company is located in Switzerland and all of its officers and directors are residents of Switzerland or elsewhere outside of the United States. You may not be able to sue the Company or its officers or directors in a Swiss court or another court outside the United States for violations of the U.S. securities laws. Finally, it may be difficult to compel the Company and its affiliates to subject themselves to a U.S. court’s judgment.

United Kingdom

The communication of this Notice and any other documents or materials relating to the Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, are not directed at and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is  only being made to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order)) or falling within Article 43(2) of the Order, or to other persons to whom it may lawfully be communicated (together "relevant persons"). The investment activity to which this document relates will only be engaged in with relevant persons and persons who are not relevant persons should not rely on it.

12/13

Exchange Offer to Holders of CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022

Issued by Santhera Pharmaceuticals Holding AG

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

European Economic Area

In any Member State of the European Economic Area (the EEA) or in the United Kingdom (each, a Relevant State), this Notice is only addressed to, and is only directed at, qualified investors in that Relevant State within the meaning of Regulation (EU) 2017/1129 (the Prospectus Regulation). Each person in a Relevant State who receives any communication in respect of the Offer contemplated in this Notice will be deemed to have represented, warranted and agreed to and with the Company and the Tender Agent that it is a qualified investor within the meaning of the Prospectus Regulation. The 2017/22 Bonds have not been admitted to trading on a regulated market in the EEA or in the United Kingdom.

Switzerland

This Notice does not constitute a prospectus pursuant to the Financial Services Act (the FinSA). The offering of the Consideration Shares in Switzerland is exempt from the requirement to prepare and publish a prospectus under the FinSA, and no prospectus has been or will be prepared for or in connection with the offering of the Consideration Shares. The offering of the 2021/24 Bonds is being made exclusively on the basis of the 2021/24 Bond Prospectus.

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